# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RECURSION PHARMACEUTICALS, INC., CIK 0001601830
CUSIP: 75629V104
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 41S Rio Grande Street, Salt Lake City, Utah (UT), 84101
Date of event which requires filing of this statement: 11/20/2024
Amends the filing with accession number 0001387131-21-004924
Filed by CIK 0001704268
Persons authorized to receive notices and communications: Treasury & Investor Relations, Mubadala Investment Company PJSC, P.O. Box 45005, Abu Dhabi, United Arab Emirates (C0), 00000, 971 2 413 0000

## Reporting persons
- Mubadala Investment Co PJSC (CIK 0001704268): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The calculation assumes that there is a total of 514,190,251 Common Shares outstanding as of November 24, 2025, as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on November 26, 2025.
- Mamoura Diversified Global Holding PJSC (CIK 0001419351): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The calculation assumes that there is a total of 514,190,251 Common Shares outstanding as of November 24, 2025, as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on November 26, 2025.
- MDC Capital Partners (Ventures) GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,062,869; sole dispositive power 0; shared dispositive power 7,062,869; aggregate amount beneficially owned 7,062,869 (1.4% of the class)
  Comment: The calculation assumes that there is a total of 514,190,251 Common Shares outstanding as of November 24, 2025, as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on November 26, 2025.
- MDC Capital Partners (Ventures), LP (CIK 0001714230): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,062,869; sole dispositive power 0; shared dispositive power 7,062,869; aggregate amount beneficially owned 7,062,869 (1.4% of the class)
  Comment: The calculation assumes that there is a total of 514,190,251 Common Shares outstanding as of November 24, 2025, as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on November 26, 2025.
- MIC Capital Management UK LLP (CIK 0001889830): type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,581,164; sole dispositive power 0; shared dispositive power 2,581,164; aggregate amount beneficially owned 2,581,164 (0.5% of the class)
  Comment: The calculation assumes that there is a total of 514,190,251 Common Shares outstanding as of November 24, 2025, as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on November 26, 2025.
- MC Alternative Solutions, LP (CIK 0001974767): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,388,889; sole dispositive power 0; shared dispositive power 1,388,889; aggregate amount beneficially owned 1,388,889 (0.3% of the class)
  Comment: The calculation assumes that there is a total of 514,190,251 Common Shares outstanding as of November 24, 2025, as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on November 26, 2025.
- MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,192,275; sole dispositive power 0; shared dispositive power 1,192,275; aggregate amount beneficially owned 1,192,275 (0.2% of the class)
  Comment: The calculation assumes that there is a total of 514,190,251 Common Shares outstanding as of November 24, 2025, as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(7) with the Securities and Exchange Commission on November 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Name of issuer: RECURSION PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 41S Rio Grande Street, Salt Lake City, Utah (UT), 84101
Comment:
This Amendment No. 3 (this "Amendment No. 3") amends and supplements the statement on Schedule 13D related to the Class A Common Stock, par value $0.00001 per share (the "Common Shares"), of Recursion Pharmaceuticals, Inc. (the "Issuer") which was originally filed with the Securities and Exchange Commission (the "SEC") on April 26, 2021 (the "Original 13D" and, as amended by this Amendment No. 3, this "Schedule 13D"). This Amendment No. 3 supplements Items 2, 3, 4 and 7 and amends and restates Items 5(a)-(c), and (e) as set forth below.

Except as set forth herein, in Amendment No. 1 filed with the Commission on November 4, 2021 (the "Amendment No. 1") and in Amendment No. 2 filed with the SEC on October 31, 2022 (the "Amendment No. 2"), the information in the Original 13D is unchanged and has been omitted from this Amendment No. 3. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Original 13D. This Amendment No. 3 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
MC Alternative Solutions, LP ("MCAS") is a limited partnership organized under the laws of the Cayman Islands.

MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp ("MIC Europe") is a special limited partnership organized under the laws of Luxembourg.

MIC UK is the investment manager of MCAS, which directly holds 1,388,889 Common Shares, and MIC Europe, which directly holds 1,192,275 Common Shares.

The agreement among the Reporting Persons relating to the joint filing of the Schedule 13D is attached as Exhibit 99.6 hereto.
Residence or business address:
The business address of MCAS is c/o Maples Corporate Services Limited, Ugland House, P.O. Box 309, Grand Cayman, Cayman Islands KY1-1104.

The business address of MIC Europe is 19 Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.
Present principal occupation or employment: The principal business of MCAS and MIC Europe is investing in securities.
Criminal convictions in the last five years: During the last five years, neither MCAS or MIC Europe has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither MCAS or MIC Europe has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: MCAS is a limited partnership organized under the laws of the Cayman Islands. MIC Europe is a special limited partnership organized under the laws of Luxembourg.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 4 of this Amendment No. 3 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 31, 2023, MIC LP transferred the 1,388,889 Common Shares that it then held to MCAS. As a result, as of such time, MCAS directly held 1,388,889 Common Shares and MIC LP ceased to beneficially own any Common Shares.

In addition, the Issuer and Exscientia plc, a public limited company incorporated under the laws of England and Wales ("Exscientia"), entered into a transaction agreement, dated as of August 8, 2024, as amended (the "Transaction Agreement"). The Transaction Agreement provided that, subject to the conditions set forth therein, the Issuer would acquire the entire issued and to be issued share capital of Exscientia pursuant to a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the "Scheme of Arrangement" and such transaction, the "Transaction").

The Transaction closed on November 20, 2024. Under the Transaction Agreement, pursuant to and following the effective time of the Scheme of Arrangement (the "Effective Time"), each ordinary share in Exscientia (each an "Exscientia Share") was automatically acquired by the Issuer in exchange for 0.7729 Common Shares. Accordingly, at the Effective Time, MIC Europe received, in exchange for the 1,542,600 Exscientia Shares that it then held, 1,192,275 Common Shares. As a result, at the Effective Time, MIC Europe directly held 1,192,275 Common Shares and MIC UK beneficially owned 2,581,164 Common Shares. In addition, between December 18, 2025, and the date hereof, Fifteenth sold a total of 12,985,927 Common Shares. As a result, as of the date hereof, Mubadala and Mamoura ceased to beneficially own any Common Shares.

The foregoing summary of the Transaction that was consummated pursuant to the Transaction Agreement does not purport to be complete and is qualified in its entirety by, the full text of the Current Report on Form 8-K filed by the Issuer with the SEC on November 20, 2024, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each Reporting Person as of the date hereof. The aggregate percentage of Common Shares reported beneficially owned by each Reporting Person as of the date hereof is based upon 514,190,251 Common Shares outstanding as of November 24, 2025, as reported in the Prospectus Supplement filed by the Issuer pursuant to Rule 424(b)(7) with the SEC on November 26, 2025.

As of November 20, 2024, the Reporting Persons may have been deemed to beneficially own an aggregate of 22,629,960 Common Shares, which represented approximately 5.9% of the outstanding Common Shares as of such time. As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 9,644,033 Common Shares, which represents approximately 1.9% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Other than as described in Item 4 of this Amendment No. 3, no transactions in the Common Shares were effected by the Reporting Persons during the sixty (60) days before November 20, 2024. The transactions in the Common Shares effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto and incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 18, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.6: Agreement of Joint Filing by Mubadala Investment Company PJSC, Mamoura Diversified Global Holdings PJSC, MDC Capital Partners (Ventures) GP, LP, MDC Capital Partners (Ventures), LP, MIC Capital Management UK LLP, MC Alternative Solutions, LP and MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp, dated as of December 23, 2025.

## Signatures
- Mubadala Investment Co PJSC: /s/ Samer Halawa, Samer Halawa, Chief Legal Officer (12/23/2025)
- Mamoura Diversified Global Holding PJSC: /s/ Samer Halawa, Samer Halawa, Chief Legal Officer (12/23/2025)
- MDC Capital Partners (Ventures) GP, LP: /s/ Rodney Cannon, Rodney Cannon, Manager (12/23/2025)
- MDC Capital Partners (Ventures), LP: /s/ Rodney Cannon, Rodney Cannon, Manager (12/23/2025)
- MIC Capital Management UK LLP: /s/ Rodney Cannon, Rodney Cannon, General Counsel (12/23/2025)
- MC Alternative Solutions, LP: /s/ Rodney Cannon, Rodney Cannon, Manager (12/23/2025)
- MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp: /s/ Rodney Cannon, Rodney Cannon, Manager (12/23/2025)